FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2017……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 28, 2017	By ……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 117th Business Term

To Our Shareholders

We are pleased to provide this overview of the first half (from January 1, 2017 to June 30, 2017) of our 117th Business Term.

Although there were variations in economic performance among regions, the world economy in the first half of this term remained on a path of moderate recovery. As for exchange rates, we did not observe the kind of drastic fluctuation in the yen-U.S. dollar and yen-euro rates as we did last year.

Under such conditions, the Office Business Unit achieved an increase in sales of laser printers, and, in the Imaging System Business Unit, sales of interchangeable lens digital cameras remained solid. The Industry and Others Business Unit achieved a significant increase in sales due to strong sales of FPD lithography equipment, OLED panel manufacturing equipment, and network cameras. In addition, the Medical System Business Unit, which is led by the newly consolidated Toshiba Medical Systems Corporation (TMSC), contributed significantly to the business results of the Canon Group.

As a result of the above, on a consolidated basis, net sales and net income attributable to Canon Inc. for the first half of this term increased by 18.6% year on year and 52.6% year on year, respectively.

For the interim dividend, we decided to pay 75.00 yen per share, which is the same amount as the previous interim dividend, from August 28.

This year marks the 80th anniversary of Canon. We will strive to ensure that this term will finish with excellent results that are worthy of such a memorable year by further promoting the expansion of new businesses and the reinforcement of existing businesses that support the former.

We look forward to our shareholders’ continued support and encouragement.

August, 2017

Chairman & CEO    FUJIO MITARAI

Highlights of Consolidated Results
🌑

In the first half of this term, amid the continuing moderate recovery in the world economy, the Canon Group worked to expand sales of new products in all businesses. As a result, we achieved a significant increase in the sales of industrial equipment and, with the additional contribution by the consolidation of TMSC, our consolidated net sales increased by 18.6% compared with the first half of the previous term.

🌑

We shifted to high value-added products and continued the group-wide efforts to reduce costs and slash expenses to improve profitability. As a result, consolidated net income attributable to Canon Inc. increased by 52.6% from the first half of the previous term.

Office Business Unit

In the area of office multifunction devices, as we capitalized on the shift in demand from monochrome to color machines, unit sales exceeded those for the first half of the previous term. While sales of multifunction devices for production printing were relatively weak, sales of high speed continuous feed printers handled by Océ exceeded the results for the first half of the previous term. As for laser multifunction printers and laser printers, unit sales increased as demand recovered in China and other Asian regions. As a result of the above, sales for this business unit increased by 1.9% on a consolidated basis, in comparison to the first half of the previous term.

Imaging System Business Unit

As for interchangeable lens digital cameras, in the first half of this term, we maintained flat unit sales as we firmly retained our high market share position for both advanced amateur and entry-level models and increased sales of compact system cameras. On the other hand, unit sales of digital compact cameras decreased from the first half of the previous term. As for inkjet printers, in the first half of this term, we maintained flat unit sales mainly by the launch of compact models equipped with a new small-size engine. As a result of the above, sales for this business unit increased by 0.5% on a consolidated basis, in comparison to the first half of the previous term.

Medical System Business Unit

Computed tomography (CT) systems handled by TMSC, which became a Canon Group company in December 2016, firmly maintained the top share in the Japanese market. In this term, we started to sell, in the Japanese market, the unique high-resolution CT systems in the world, which has significantly improved spatial resolution compared with conventional systems and enables the user to obtain detailed biographical information, which had previously been undetectable. In addition, we will strive to expand the scale of this business by further enhancing competitiveness in such products as diagnostic imaging systems for medical use such as diagnostic ultrasound systems and magnetic resonance imaging (MRI) systems, inspection equipment, and medical information systems.

Industry and Others Business Unit

While unit sales of semiconductor lithography equipment were flat from the first half of the previous term, sales of FPD lithography equipment increased significantly supported by aggressive capital investment by panel manufacturers. Furthermore, sales of network cameras were also strong on the back of continued expansion of the market. In addition, sales of OLED panel manufacturing equipment of Canon Tokki increased significantly supported by the active capital investment of customers on the back of increasing demand for OLED panels used in mobile devices. As a result of the above, sales for this business unit increased by 24.9% on a consolidated basis, in comparison to the first half of the previous term.

Information for Shareholders

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code (for stock exchanges in Japan)	7751
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo, and New York

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Method of public notice	Electronic means (http://canon.jp/) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.
The Company’s Investor Relations Website	http://www.canon.com/ir/ Canon Management Policy, Financial Information, IR Library, etc. are available at the above URL.

Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc. where you have an account managing your shares.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) https://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*

A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”
We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)

The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts.

(System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)

The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account (excluding the Japan Post Bank).

(System of receiving dividends in the account registered for receipt of dividends)

iii)	The method of transferring dividends into an account at a financial institution such as a bank (including the Japan Post Bank). (System of designating an account for each issue held)

Concerning the Complimentary Canon Calendar

As a way of showing appreciation for the long term loyalty of shareholders who have held at least 1 trading unit (100 shares) of the Company’s shares for at least 3 years,* Canon is giving these shareholders an original calendar designed in house. (The calendar is scheduled to be sent in early December.)

*

Eligible shareholders are the shareholders who are stated on the register of shareholders as holding at least 100 shares as of the end of June 2017, and who have also appeared on the register of shareholders under the same shareholder number, stated as holding at least 100 shares on both the end of June and the end of December for three years.